Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

July 13, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2329

Balanced Income Builder Portfolio, Series 44

File Nos. 333-271925 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2329, filed on May 15, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 44.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose the risks associated with the types of investments listed in the “Principal Investment Strategy” section.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren